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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             TTR TECHNOLOGIES, INC.
                              (Name of the Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    87305U102
                                 (CUSIP Number)

                                 MARC D. TOKAYER
                           C/O TTR TECHNOLOGIES, INC.
                                2 HANAGAR STREET
                                KFAR SABA, ISRAEL
                             TEL: 011-972-7-766-2393
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 February, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits should be field with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out by a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 87305U102

1.       Name of the Reporting person
         S.S.  or I.R.S. Identification No. of the Above Person

         Marc D. Tokayer

2.       Check the Appropriate Box if a Member of a Group           (a)     o
         (See Instructions)                                         (b)     o


3.       SEC Use Only

4.       Source of Funds

         PF

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2 (d) or 2 (e)            o

6.       Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially               7        Sole Voting Power
Owned by each Reporting                              1,144,723
Person with
                                            8.       Shared Voting Power

                                            9.       Sole Dispositive Power
                                                     1,144,723

                                            10.      Shared Dispositive Power


11.      Aggregate Amount Beneficially Owned by Each reporting Person
                                    1,144,723

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares o


13.      Percent of Class Represented by Amount in Row (11)
                                    6.3%

14.      Type of Reporting Person
                                    IN



Item 1.  SECURITY AND ISSUER

         Class of Securities:       Common Stock, par value $0.001 per share
                                    (the "Common Stock")

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         Name and Address of Issuer:   TTR Technologies, Inc. (the "Company")
                                       2 HaNagar Street , Kfar Saba, Israel

Item 2.  IDENTITY AND BACKGROUND

         (a), (b), (c) and (f)
         This Schedule 13D is being filed by Marc D. Tokayer. Mr. Tokayer's business address is c/o TTR Technologies, Inc. 2 HaNagar Street , Kfar Saba, Israel. Mr. Tokayer is principally employed as President and Chairman of the Board of the Company, which is principally engaged in the design and development of anti-piracy technologies that provide copy protection for digital content distributed on optical media. The Company's address is 2 HaNagar Street , Kfar Saba, Israel. Mr. Tokayer is a citizen of the United States of America.

         (d) and (e)
         During the past five years, Mr. Tokayer has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All of the shares reported on herein were acquired by Mr. Tokayer in consideration of services performed by him as President and Chairman of the Board of the Company and his transfer to the Company of shares of the common stock of TBR System, Inc. In July 1994, the Company issued to Mr. Tokayer 1,200,000 shares of Common Stock in consideration of services performed and the transfer by Mr. Tokayer to the Company of Mr. Tokayer's shares of common stock of TBR System Inc. Mr. Tokayer subsequently (i) contributed 636,453 shares of Common Stock to the Company which were immediately cancelled and (ii) deposited 269,274 shares of Common Stock into escrow, which shares were subsequently returned to the treasury of the Company and cancelled. In December 1999, Mr. Tokayer sold 25,000 shares of Common Stock in an open market transaction. In October 2000, Mr. Tokayer purchased 1,000 shares in an open market transaction.

         In January 2000, the Company issued to Mr. Tokayer an option under the Company's 1996 Employee Stock Options Plan (the "1996 Plan") to purchase 347,000 shares of Common Stock at an exercise price per share of $4.00, all of which options have vested and are exercisable as of the date of the filing of this report. In June 2000, the Company issued to Mr. Tokayer an option under the 1996 Plan to purchase 106,976 shares of Common Stock, at a per share exercise price of $3.56, all of which have vested and are exercisable as of the date of the filing of this report. In August 2000, the Company issued to Mr. Tokayer an option under the Company's 2000 Equity Incentive Plan (the "2000 Plan") to purchase 351,724 shares of Common Stock, at an exercise price per share of $4.25, all of which have vested and are exercisable as of the date of the filing of this report. In October 2000, the Company issued to Mr. Tokayer an option under the 2000 Plan to purchase 165,000 shares of Common Stock, at an exercise price per share of $3.91, scheduled to vest over three years, of which options for 68,750 shares have vested as of the date of the filing of this report or are exercisable within 60 days thereof.

Item 4.  PURPOSE OF THE TRANSACTION

         All of the shares of Common Stock reported on herein were acquired by Mr. Tokayer in consideration of the services performed by him as President and Chairman of the Board of the Company and are being held for investment purposes.

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                                       4

         Mr. Tokayer may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon his evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except for the foregoing, Mr. Tokayer does not have any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Tokayer retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) and (b)
         Mr. Tokayer is the beneficial owner of 1,144,723 shares of Common Stock (including 874,450 shares subject to options to purchase Common Stock which are currently exercisable or exercisable within sixty days of the date hereof), which constitutes approximately 6.3% of the total shares of Common Stock outstanding. Mr. Tokayer has sole voting and investment power with respect to all of the shares of Common Stock reported on herein. The shares reported on herein do not include 324,274 shares of Common Stock held by the Tokayer Family Trust (the "Trust"). Mr. Tokayer's wife, as the trustee for the Trust, has sole voting power for all of the shares held by the Trust and the income beneficiaries of the Trust are Mr. Tokayer's children. Mr. Tokayer does not have or share voting power or investment power with respect to the securities held by the Trust.

         The number of shares of Common Stock beneficially owned by Mr. Tokayer and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership reported is based on 17,367,840 outstanding shares of Common Stock as of November 14, 2001, as reported in the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 2001.

         (c) Mr. Tokayer has not effected any transaction in the Common Stock during the sixty days immediately prior to the date hereof.

         (d) and (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Regard to the Issuer.

         None

Item 7.  MATERIAL TO BE FIELD AS EXHIBITS

         None


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2001

                                                     /s/ Marc D. Tokayer
                                                     -----------------------
                                                     Marc D. Tokayer